
RECEIVED
MAR 01 2002
352



SEC 02005448 OMMISSION
Washington, 49

CW

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-49247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN/1/2001 (MM/DD/YY) AND ENDING DEC/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DORAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
268 MUÑOZ RIVERA AVE. SUITE 1803
(No. and Street)

SAN JUAN	PUERTO RICO	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LIZETTE RODRIGUEZ (787)763-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

254 MUÑOZ RIVERA AVE. SUITE 900 HATO REY, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/22/02

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, LIZETTE RODRIGUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DORAL SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 3508

Signature

SENIOR VP & CONTROLLER

Title

Notary Public


VICTOR R. NUNEZ ARCO
PUERTO RICO
ABOGADO NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORAL SECURITIES, INC.
(a wholly-owned subsidiary of Doral Financial Corporation)
Table of Contents

This report contains (check all applicable boxes):

See also Public report filed simultaneously herewith which contains:
Statement of Financial Condition
Report of Independent Accountants on Internal Control

PRICEWATERHOUSECOOPERS


RECEIVED
MAR 01 2002
352
SECTION

DORAL SECURITIES, INC.

(a wholly-owned subsidiary of
Doral Financial Corporation)
Statement Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS



MAR 0 1 2002

PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Accountants

To the Board of Directors
and Stockholder of Doral Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 8, 2002

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1767132 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

DORAL SECURITIES, INC .
(a wholly-owned subsidiary of Doral Financial Corporation)
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 838,862
Deposit with clearing organization	102,590
Securities segregated under federal and other regulations	2,017,592
Securities purchased under agreements to resell, including $139,793,000 with affiliates	147,154,905
Securities owned, at fair value	6,149,806
Securities pledged to creditors, at fair value	152,228,204
Receivables:	
Brokers and dealers	140,047,741
Accrued interest	791,690
Customers	53,466,021
Due from employees	1,954,248
Other receivables, net of allowance for bad debts of $580,381	321,680
Prepaid expenses and other assets	116,467
Furniture and equipment, net	247,876
Deferred tax asset	192,168
	$ 505,629,850

Liabilities and Stockholder's Equity

Securities sold under agreements to repurchase, including $8,305,491 with affiliates	$ 323,530,609
Payables:	
Brokers and dealers	79,937,274
Accrued interest	304,808
Customers	3,834,702
Income tax payable	357,385
Accrued expenses and other liabilities	1,338,169
Due to parent company and affiliates	83,014,845
Total liabilities	492,317,792
Commitments and contingencies (see Note 10)	-
Stockholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized; 650 shares issued and outstanding	7
Additional paid-in capital	9,354,993
Retained earnings	3,957,058
Total stockholder's equity	13,312,058
	$ 505,629,850

The accompanying notes are an integral part of these financial statements.

DORAL SECURITIES, INC.
(a wholly-owned subsidiary of Doral Financial Corporation)
Notes to Financial Statements
December 31, 2001

1. Organization and Summary of Significant Accounting Policies

Doral Securities, Inc. (the Company) is a wholly-owned subsidiary of Doral Financial Corporation ("Doral Financial" or the "parent company") and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage and investment advisory services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates in the Commonwealth of Puerto Rico.

The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation No. 5105.

The Company offers services both in the retail and institutional markets. Retail customer transactions are cleared through another broker-dealer on a fully disclosed basis (See Note 5). The Company acts as a self-clearing broker-dealer for institutional accounts.

The following is a description of the more significant accounting policies followed by the Company:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Securities owned are carried at market or estimated fair value, if market value is not readily determinable.

Furniture and Equipment

Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 1 and 5 years).

Securities Sold/Purchased under an Agreement to Repurchase/Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) and sale of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions.

It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned under reverse repos, and such collateral is not reflected in the financial

statements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Deferred tax assets and liabilities are attributable primarily to temporary differences resulting from net unrealized gains and losses on trading inventories and other revenues and expenses which are reported for tax purposes in different years than for financial statement purposes.

Fair Value of Financial Instruments

The majority of the Company's financial assets and liabilities are either valued at market or estimated fair value, or, because of their short-term nature at cost which approximate fair value. Fair values for these financial instruments are based on quoted market prices, or quoted prices for similar financial instruments or on pricing models based on discounted anticipated cash flows.

Changes in Accounting Standards

In January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of this statement did not have a material effect on the financial statements because the Company carries all derivative instruments, if any, on the balance sheet at fair value.

During 2001, the Company also adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Liabilities - A Replacement of SFAS 125" which revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures, but carries over most of the provisions of SFAS 125 without reconsideration. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. It was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. However, this statement required recognition and reclassification of collateral and certain disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000 which are reflected in these financial statements. As a result of adoption of SFAS 140 the Company reclassified approximately $152 million of securities owned to a new caption, securities pledged to creditors.

2. Securities Segregated Under Federal and Other Regulations

The Company has segregated securities amounting to $2,063,912 in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Of these securities, $477,912 were obtained under reverse repurchase agreements for which the

related receivable amounting $412,530 have been classified in the balance sheet as segregated. In addition, these securities include $1,586,000 of securities sold not yet settled for which the related receivable from customer amounting $1,605,062 have been classified in the balance sheet as segregated.

3. Securities Owned and Securities Pledged to Creditors

Securities owned and securities pledged to creditors, at fair value, at December 31, 2001, consist of the following:

	Securities Owned	Securities Pledged to Creditors	Total
Obligations of the Commonwealth of Puerto Rico and its agencies	$ 4,504,593	$ 150,600,000	$ 155,104,593
Mortgage-Backed Securities	821,086	1,628,204	2,449,290
Corporate and other marketable securities	557,127	-	557,127
United States Agency Securities	217,000	-	217,000
Non-marketable securities	50,000	-	50,000
	$ 6,149,806	$ 152,228,204	$ 158,378,010

At December 31, 2001, $152,228,204 of securities owned were pledged as collateral for repurchase agreements. These securities may be repledge by the counterparty, and are presented separate in the statement of financial condition as securities pledged to creditors.

4. Furniture and Equipment

At December 31, 2001, furniture and equipment is composed of the following:

	Useful life in years	
Furniture and fixtures	5	$ 474,402
Computer systems	3	493,803
Leasehold improvements	1	343,067
		1,311,272
Less: Accumulated depreciation		1,063,396
		$ 247,876

5. Clearance Agreement

The Company entered into a clearance agreement (the "Agreement") with The Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing"). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's retail customers on a fully

disclosed basis. The Agreement states that the Company will assume customer obligations if customers of the Company default.

6. Related Party Transactions

Due to parent company and affiliates relates to the cost of operating services provided by Doral Financial or expenses paid on behalf of the Company, as well as the amounts due on securities transactions by affiliates. The Company provides brokerage services to affiliates for which it receives a fee.

At December 31, 2001, the parent company has provided a guarantee to all counterparties to repurchase agreements at no cost to the Company.

At December 31, 2001, securities purchased under agreements to resell and securities sold under agreements to repurchase with affiliates amounted to $139,793,000 and $8,305,491, respectively. Also, at December 31, 2001, securities purchased under agreement to resell includes $916,959 due from officers of Doral Financial.

At December 31, 2001, the Company has $178,575 in accounts receivable from officers included in due from employees.

7. Securities Sold Under Agreements to Repurchase and Securities Purchased under Agreements to Resell

At December 31, 2001, the weighted average interest rate of the repurchase agreements was 1.83%. The fair value of collateral pledged for these agreements amounted to approximately $330,637,073.

As part of Company's normal business practice, collateral received under reverse repurchase agreements is pledged as collateral under repurchase agreements. At December 31, 2001, the fair value of the collateral that the Company received from reverse repurchase agreements and is permitted by contract or custom to repledge was $152,778,630. The Company has repledged $151,526,967 of that collateral for repurchase agreements as of December 31, 2001.

8. Income Tax

The Company is subject to Puerto Rico income tax and files a separate income tax return. Income on certain securities owned is exempt from Puerto Rico income tax, net of interest expense and certain other costs allocated to such exempt interest.

Temporary differences and carryforwards which give rise to deferred tax at December 31, 2001 are as follows:

Deferred tax liability -		
Unrealized gain on securities owned and securities pledged to creditors	$	(34,181)
Deferred tax asset -		
Allowance for bad debts		226,349
Net deferred tax asset	$	192,168

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2001, the Company had net capital of $9,716,635 which was $9,435,789 in excess of its required net capital. The Company's aggregate indebtedness to net capital was 0.28 to 1.

10. Commitments and Contingencies

The Company operates in office facilities under two (2) noncancellable operating lease agreements, one expiring on June 30, 2002 and the other on June 30, 2006.

Future minimum rental payments under operating lease agreements are approximately as follows:

Year		Amount
2002	$	156,379
2003		139,599
2004		139,599
2005		139,599
2006		69,799
	$	644,975

11. Off-Balance Sheet Risk

In the normal course of business, the Company enters into various transactions involving derivatives and other financial instruments with off-balance sheet risk. These financial instruments include options on financial futures and futures contracts. These derivative financial instruments are used to conduct trading activities, and manage market risks and are subject to varying degrees of market risks. The majority of the transactions are on an intra-day basis and there is not typically an open position at the end of each business day. At December 31, 2001 and for the year then ended, there were no such contracts outstanding.

Futures contract are executed in an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, future contracts generally do not have credit risk. Market risk is

substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. The Company establishes limits for such activities and monitors compliance on a daily basis.

12. Concentration of Credit Risk

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the investment. The Company monitors the credit standing of each counterparty. Also, geographic concentration exists since most of the Company's business activity is with customers located in Puerto Rico.

13. Sale of Retail Division

On December 17, 2001 the Company announced the sale of its retail division to UBS PaineWebber for $1,750,000 and an amount equal to 20 basis points of the market value of transferred retail customer accounts that are maintained with the buyer on each of the four (4) anniversary dates following the transfer date. This transaction should be finalized during the second quarter of 2002. The market value of the accounts to be transferred amounted to approximately $308 millions at December 31, 2001. This transaction is estimated to result in no material gain or loss to the Company.


PRICEWATERHOUSECOOPERS

DORAL SECURITIES, INC.

(a wholly-owned subsidiary of
Doral Financial Corporation)
Report on Internal Control
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Accountants
on Internal Control

To the Board of Directors
of Doral Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Doral Securities, Inc. (the "Company") (a wholly-owned subsidiary of Doral Financial Corporation) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified

Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 8, 2002

San Juan, Puerto Rico

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1767131 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report